Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 8, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on November 7, 2006, a copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated November 7, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

November 8, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(Stock code: 2628)

CHANGE OF THE SUPERVISORY COMMITTEE

The Company announces that Mr. Jia Yuzeng retired as an employee representative supervisor of the first session of the supervisory committee of the Company.

At the employee representative meeting of China Life Insurance Company Limited (the “Company”) held on 15 June 2006, Mr. Jia Yuzeng, an employee representative supervisor of the first session of the supervisory committee of the Company, retired as an employee representative supervisor of the Company with effect from 15 June 2006 owing to other job arrangements. Mr. Jia has confirmed that he has no disagreement with the board of directors or the supervisory committee of the Company and there is no matter which needs to be brought to the attention of the Company’s shareholders. The Company expresses its sincere gratitude to Mr. Jia for his contribution to the Company made during his period of service.

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao, Mr. Wu Yan and Mr. Wan Feng; the non-executive directors of the Company are Mr. Shi Guoqing and Ms. Zhuang Zuojin; the independent non-executive directors of the Company are Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay and Mr. Cai Rang.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 7 November 2006